

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF

CORPORATION FINANCE

<u>Mail Stop 3010</u>

May 5, 2010

Richard A. Smith
President and Chief Executive Officer
Realogy Corporation
One Campus Drive
Parsippany, NJ 07054

> **Re:** **Realogy Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 333-148153**

Dear Mr. Smith:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Karen J. Garnett
Assistant Director